January 16, 2015

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:            Jackson National Separate Account – I ("Registrant")
File Nos. 333-183048 and 811-08664

Dear Commissioners:

For the above referenced Registrant, this filing is Post-Effective Amendment No. 16 under the Securities Act of 1933, and Amendment No. 488 under the Investment Company Act of 1940, to the registration statement (the "Amendment").  We are making this filing pursuant to rule 485(a)(1) under the Securities Act of 1933.

The prospectuses contained in the Amendment include the following changes:
•
New Roll-up and Combination Roll-up and Highest Quarterly Anniversary Value Guaranteed Minimum Death Benefits (GMDBs) that are available with a 3%, 4%, or 5% roll-up. (See pages 5-7, 50-51, 146-147, and 149-151) These new GMDBs replace the current 5% versions. The disclosure related to the benefit calculations for the new GMDBs appearing on pages 146-147 and 149-151 is substantially identical to the disclosure for the current 5% versions.

•	A new appendix to the prospectus that will contain historical Guaranteed Minimum Withdrawal Benefit (GMWB) and optional death benefit charge information. (See pages 7-10, 42-49, 52, and Appendix F.)
•	Increase in the number of total Fixed Account Options and Investment Divisions that a contract owner's Contract Value may be allocated to at any one time from 18 to 99. (See pages 19, 55, and 157)
•	Elimination of the availability of post-issue elections under AutoGuard 5, LifeGuard Freedom Flex and LifeGuard Freedom 6 Net GMWBs. (See pages 71, 88-89, 100-101, 114, 125, and 136.)
•	Other miscellaneous changes as reflected in the marked copies attached hereto.

Please note that several other currently registered annuity contracts will contain the above described changes.  Regarding the additional contracts and related registration statements, a request for approval pursuant to rule 485(b)(1)(vii) will follow this filing.

Under separate cover to the Commission Staff reviewer, we are providing courtesy copies of the prospectuses, marked to show changes. The page references cited above are to the marked courtesy copy of the Perspective II prospectus.

If you have any questions, please call me at (517) 367-3872.

Yours truly,

/s/ FRANK J. JULIAN

Frank J. Julian
Assistant Vice President, Legal

cc:            Alberto Zapata
Joan E. Boros